EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 16, 2009 (March 16, 2010 as to the effects of the retrospective adjustments to 2008 relating to the adoption of the accounting guidance for noncontrolling interests and the classification of Stellar Communications Ltd. as discontinued operations and related disclosures in Note 4) relating to the consolidated financial statements and financial statement schedule of ORBCOMM Inc. for the year ended December 31, 2008 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the retrospective application of the accounting treatment of noncontrolling interests and the classification of a subsidiary as discontinued operations) appearing in the Annual Report on Form 10-K of ORBCOMM Inc. for the year ended December 31, 2010.
/s/ DELOITTE & TOUCHE LLP
New York, New York
June 15, 2011